UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                      Green Mountain Coffee Roasters, Inc.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    393122106
                                 --------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |X|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).

      Robert P. Stiller
--------------------------------------------------------------------------------
2.    Check The Appropriate Box                 (a) |_|
      If A Member Of A Group                    (b) |_|

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3.    SEC Use Only

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4.    Citizenship Or Place Of Organization

      United States
--------------------------------------------------------------------------------
Number of Shares        5.    Sole Voting Power
Beneficially                  5,838,637 (includes presently exercisable
Owned by                      options to acquire 128,479 shares of
Reporting                     Common Stock) *
Person With:            --------------------------------------------------------
                        6.    Shared Voting Power
                              707,220 shares as held in trusts for the benefit
                              of Mr. Stiller's wife and children*
                        --------------------------------------------------------
                        7.    Sole Dispositive Power
                              5,838,637 (includes presently exercisable
                              options to acquire 128,479 share
                              of Common Stock) *
                        --------------------------------------------------------
                        8.    Shared Dispositive Power
                              707,220 shares as held in trusts for the benefit of Mr. Stiller's wife and children*

*All amounts are as of December 31, 2007 and reflect the 3 for 1 stock split effected in July of 2007
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      6,545,857 as of December 31, 2007
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row 9 Excludes Certain Shares       |_|

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row 9
      27.72% (calculation based on number of shares outstanding as of December 3, 2007 as reported in Form 10-K filed by the Issuer on December 13, 2007.
--------------------------------------------------------------------------------
12.   Type of Reporting Person

      IN
--------------------------------------------------------------------------------


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

ITEM 1.

      (a)   NAME OF ISSUER
            Green Mountain Coffee Roasters, Inc.

      (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            33 Coffee Lane, Waterbury, VT 05676

ITEM 2.

      (a)   NAME OF PERSON FILING
            Robert P. Stiller

      (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 33 Coffee Lane, Waterbury, VT 05676

      (c)   CITIZENSHIP
            United States

      (d)   TITLE OF CLASS OF SECURITIES
            Common Stock, $0.10 par value per share

      (e)   CUSIP NUMBER
            393122106

ITEM 3. IF THIS STATEMENT IS FILED PURSUNAT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) or (c), CHCK WHETHER THE PERSON FILING IS:

            Not Applicable

ITEM 4.  OWNERSHIP

      (a) Amount beneficially owned:

            6,545,857 shares of Common Stock, $0.10 par value per share (includes shares as held in trusts for the benefit of Mr. Stiller's wife and children and presently exercisable options to acquire 128,479 share of Common Stock)

      (b) Percent of class:

            27.72% (calculation based on number of shares outstanding as of December 3, 2007 as reported in Form 10-K filed by the Issuer on December 13, 2007.

      (c) Number of shares as to which the person has:

            (i) Sole power to direct the vote:
            5,838,637

            (ii) Shared power to direct the vote:
            707,220

            (iii) Sole power to dispose or to direct the disposition of:
            5,838,637

            (iv) Shared power to dispose or to direct the disposition of:
            707,220

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
            Not Applicable


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

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
            Not Applicable

ITEM 10. CERTIFICATION
         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  December 31, 2007
                                          ------------------------------------
                                                       Date

                                               /s/ Robert P. Stiller
                                          ------------------------------------
                                                     Signature

                                                  Robert P. Stiller
                                          ------------------------------------
                                                    Name/Title


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